Filed Pursuant to Rule 433
Registration Statement No. 333-159062
April 12, 2010
FINAL TERM SHEET
TELEFÓNICA EMISIONES, S.A.U.
2.582% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS
This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated April 12, 2010 and the accompanying Prospectus dated May 8, 2009 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.

Guarantor:	Telefónica, S.A.

Expected Ratings:	A-/A-/ Baa1 (S&P/Fitch/ Moody’s)

Principal Amount:	$1,200,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC Registered

Issue Price:	100% of principal amount

Settlement Date:	April 26, 2010 (T+10)

Maturity Date:	April 26, 2013

CUSIP/ISIN:	87938W AK9/US87938WAK99

Coupon:	2.582%

Benchmark Treasury:	1.750% due April 15, 2013

Spread to Benchmark:	95 basis points (0.95%)

Treasury Strike:	1.632%

Re-offer Yield:	2.582%

Interest Payment Dates:	April 26 and October 26 of each year

First Interest Payment Date:	October 26, 2010

Day Count Convention/Business Day Convention:	30/360; Following, Unadjusted; Madrid, London, New York

Redemption Provisions:

Tax call:	Optional redemption for taxation reasons, by no fewer than 30 nor more than 60 days’ notice ending on an Interest Payment Date at 100% of principal and accrued interest

Make-whole call:	Optional redemption, at any time by no fewer than 30 nor more than 60 days’ notice, at the greater of (x) 100% of principal and accrued and unpaid interest and (y) sum of the present values of the remaining payments of principal and interest discounted at a discount rate of Treasury plus 15 basis points

Listing call:	Optional redemption, if Notes are not listed on an OECD exchange 45 days prior to first Interest Payment Date at 100% of principal and accrued interest

Taxation:	Exemption from Spanish withholding tax applies subject to compliance with Beneficial Owner identification procedures and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Minimum Initial Purchase Amount:	$75,000

Listing:	New York Stock Exchange

Joint Bookrunning Lead Managers:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and UBS Securities LLC

Other Managers:	BBVA Securities Inc., BNP Paribas Securities Corp., Mitsubishi UFJ Securities (USA), Inc., Santander Investment Securities Inc. and SG Americas Securities, LLC
Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Banc of America Securities LLC by calling 1-800-294-1322, from Credit Suisse Securities (USA) LLC by calling 1-800-221-1037, from J.P. Morgan Securities Inc. by calling collect 1-212-834-4533 or from UBS Securities LLC by calling 1-877-827-6444 (ext. 561-3884).